Amanda Ravitz

Assistant Director

Office of Electronics and Machinery

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

January 12, 2018

Re:	Electromedical Technologies, Inc. (the “Company”)

Amendment No. 1 to Offering Statement on Form 1 - A

Filed December 8, 2017

File No. 024-10743

Dear Ms. Ravitz:

We acknowledge receipt of comments in your letter of December 29, 2017, which we have set out below, together with our responses.

 Part II – Offering Circular

We may not be protect all of our intellectual property, page 12

1.	Be more specific as to what you mean by the phrase “Certain documentation with respect to transfer of ownership were relatively informal and to the extent the FDA clearance was not properly transferred.” What was the documentation and why was it informal? Who transferred ownership and when did the transfer occur? What steps have you taken to determine whether the FDA clearance was properly transferred? Also explain what you mean by the phrase “establish status with respect to the FDA 510(k) clearance.”

The company has subsequently engaged an FDA regulatory consultant to confirm that the transfer of the FDA 501(k) clearance took place in accordance with FDA requirements and that the clearance is recorded in the company’s name. We have accordingly removed the language in question.

CrowdCheck Law LLP P.O. Box 70743, Washington D.C. 20024

Strategy, page 25

2.	We note your new disclosure in this section that you “currently have sold in excess of 8,000 devices” and that you have sold 930 devices during “the past two years alone.” Disclose the period of time in which you sold in excess of 8,000 devices. Also, tell us how you determined that you sold 930 devices based on your disclosure on page 19 about the market value of the One WellnessPro POD unit and your revenues disclosed in your financial statements.

We have amended the disclosure to show the periods over which these sales took place. The devices sold (we have corrected the number to 910) were the Wellness Pro Plus rather than the Wellness POD units. The Wellness Pro Plus devices retail at approximately $3495 but the Company offers variable deep discounts to distributors.

Liquidity and Capital Resources, page 31

3.	We note the revised disclosure in the penultimate paragraph of this section. Disclose whether the proceeds from the offering will satisfy your cash requirements or whether you anticipate it will be necessary to raise additional funds in the next six months to implement your plan of operations. Refer to Item 9(c) of Part II of Form 1-A.

We have revised the disclosure as requested.

Securities being Offered, page 37

4.	Revise the disclosure in this section to highlight the restriction on transfer of the common stock mentioned in section 1(f) and the exclusive forum and waiver provisions mentioned in section 6 of the form of subscription agreement.

We have revised the disclosure as requested.

Subsequent Events, page F-16

5.	We note your response to prior comment 3. Reconcile your disclosure in Note 9 on page F-16 about the company’s “planned Regulation A+ offering” with the disclosure in Note 8 on page F-32 about a “future placement of stock.”

Our financial statements have been revised and reissued to conform the disclosure in Note 9.

Sincerely,

/s/Jamie Ostrow

Jamie Ostrow
Partner
CrowdCheck Law LLP (formerly KHLK, LLP)

cc: Matthew Wolfson

Electromedical Technologies, Inc.

CrowdCheck Law LLP P.O. Box 70743, Washington D.C. 20024